SEC File Number: 333-147245

CUSIP Number: 684008105

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K     ☐ Form 20-F      ☐ Form 11-K      ☒ Form 10-Q       ☐ Form 10-D       ☐ Form N-SAR      ☐ Form N-CSR

For Period Ended:              September 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant: Former Name if Applicable:	Options Media Group Holdings, Inc. Not applicable.

Address of Principal Executive Office:
265 S. Federal Hwy. Suite 248 Deerfield Beach, FL. 33441
(Street and Number, City, State and Zip Code)

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N–SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.
 (Attach Extra Sheets if Needed)

The registrant is unable to file its Quarterly Report on Form 10-Q for the nine months ended September 30, 2012 (the “Report”) by the prescribed date of November 14, 2012 without unreasonable effort or expense because its internal accountants need additional time to complete portions of the Report.  The registrant intends to file its Report on or prior to the prescribed extended date.

Part IV – Other Information

1.	Name and telephone number of person to contact in regard to this notification:

Keith St. Clair	(561) 368-5067
(Name)	(Area Code) (Telephone Number)

2.	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If the answer is no, Identify report(s).
☒ Yes     ☐ No

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A

Options Media Group Holdings, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2012	By:	/s/ Keith St. Clair
Keith St. Clair
Chairman

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

Annex A to Form 12b-25

The registrant will report (i) no operating revenues of approximately for the three months ended September 30, 2012 compared to approximately $4,052 for the three months ended September 30, 2011, and (ii) a net loss from continuing operations of approximately $1.0 million for the three months ended September 30, 2012 compared to net income of approximately $0.7 million for the three months ended September 30, 2011.

For the nine months period ended September 30, 2012 and 2011, we will report (i) operating revenues of approximately $1,333 for the nine months ended September 30, 2012 compared to approximately $525,103 for the nine months ended September 30, 2011, and (ii) a net loss from continuing operations of approximately $4.8 million for the nine months ended September 30, 2012 compared to approximately $11.9 million for the nine months ended September 30, 2011.